Exhibit 99

LOCK-UP AGREEMENT

This Lock-Up Agreement (“Agreement”) is made and entered into as of December 31, 2017 between BioLargo, Inc., a Delaware corporation (“BioLargo” or “Company”) and Dennis P. Calvert (“Calvert”), with respect to the following facts:

RECITALS

A.     Calvert is the Company’s President and Chief Executive, and, during the prior three months, has delayed approximately $30,198.46 of salary and unreimbursed business expenses owed to him in order to assist the Company’s cash position and ensure other employees are paid in cash;

B.     As of today’s date, Calvert has agreed to forego the $30,198.46 of salary and unreimbursed business expenses owed to him, and instead be paid by the issuance of 77,432 shares of common stock (the “Shares”), the number of which was calculated based on the amount owed divided by the closing price of the Company’s common stock ($0.39) as of the last business day of the year; and

C.     The Company and Calvert desire that the Shares be subject to the restrictions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereto hereby agree as follows.

1.     Restriction on Transfer of Shares. Except as permitted in Paragraph 2 below, Calvert covenants and agrees for himself that he shall not offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or otherwise directly or indirectly dispose of or transfer the Shares (defined below), or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares (collectively, the “Restrictions”) until the earliest to occur of: (i) the consummation of a sale (in a single transaction or in a series of related transactions) of BioLargo by means of a sale of (a) a majority of the then outstanding common stock of BioLargo (whether by merger, consolidation, sale or transfer of common stock, reorganization, recapitalization or otherwise) or (b) all or substantially all of the assets of BioLargo; and (ii) the successful commercialization of BioLargo’s products or technologies as demonstrated by its receipt of at least $3,000,000 in cash, or the recognition of $3,000,000 in revenue, over a 12-month period from the sale of products and/or the license of technology; and (iii) the Company’s breach of the employment agreement between the Company and Calvert dated May 2, 2017 and resulting in Calvert’s termination.

2.     Permitted Transfers. Notwithstanding the foregoing, Calvert may transfer (a “Permitted Transfer”) the Shares by will or intestate succession upon death.

3.     Vesting. The Shares are unvested at time of grant, and shall only vest upon removal of the Restrictions set forth in Paragraph 1.

4.     Compliance with Securities Laws.

(a)     Calvert acknowledges and agrees that none of the Shares will be registered, and none of Shares will have registration rights. All certificates evidencing the BioLargo will bear a legend substantially in the following form:

THESE SECURITIES ARE SUBJECT TO A LOCK-UP AGREEMENT PROHIBITING THEIR TRANSFER.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED FOR SALE UNDER ANY STATE SECURITIES LAWS (COLLECTIVELY, “SECURITIES LAWS”) AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR QUALIFIED FOR SALE UNDER ALL APPLICABLE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER, IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, ANY SUCH OFFER, SALE OR OTHER TRANSFER IS EXEMPT FROM THE REGISTRATION OR QUALIFICATION REQUIREMENTS OF SUCH SECURITIES LAWS.

(b)     Notwithstanding anything contained in this Agreement to the contrary, no Permitted Transfer shall take place, and the Company shall not recognize any otherwise Permitted Transfer on the books and records of the Company, including without limitation its stock ledger, and shall not recognize a transferee of any otherwise Permitted Transfer as a stockholder of the Company, without full compliance with Federal and applicable state securities laws, including without limitation the furnishing of opinions requested by the Company.

5.     Further Assurances. The parties hereto shall execute, acknowledge and deliver any further documents, instruments, or other assurances and shall take any other action consistent with the terms of this Agreement that may be reasonably requested by any other party or its counsel for the purpose of confirming or effectuating any of the provisions provided by, and transactions contemplated and permitted by, this Agreement.

6.     Binding Effect. This Agreement and any amendment hereto, shall be binding upon the parties hereto, their successors, heirs, next of kin, executors, administrators, personal representatives, legal representatives, assignees, creditors, including receivers, and all other persons.

7.     Attorneys’ Fees. In any legal proceeding arising out of this Agreement, including with respect to any instrument, document or agreement made under or in connection with this Agreement, the prevailing party shall be entitled to recover its costs and reasonable attorneys’ fees and expense.

8.     Entire Agreement. This Agreement, and any related agreement referred to herein, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof. This Agreement supersedes and replaces all prior understandings and agreements between the parties hereto, whether written or oral, express or implied, with respect to the subject matter hereof.

9.     Amendment and Modification. This Agreement may be amended or modified at any time or times only by unanimous written agreement of all parties to this agreement.

10.     Severability. The provisions of this Agreement are independent of and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part. Further, if a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable as written, such court may interpret, construe, rewrite or revise such provision, to the fullest extent allowed by law, so as to make it valid and enforceable consistent with the intent of the parties hereto.

11.     Counterparts. This Agreement may be executed by facsimile signature and in any number of counterparts, each of which shall be deemed to be an original as against any party hereto whose signature appears hereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

IN WITNESS WHEREOF, each of the parties hereto have executed this Lock-Up Agreement, to be effective as of the date first written above.

BIOLARGO, INC.

By:	/S/ CHARLES K. DARGAN II
Charles K. Dargan, II, Chief Financial Officer

CALVERT:

/D/DENNIS P. CALVERT
Dennis P. Calvert

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